SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

PROTECTION ONE, INC.

(Name of Subject Company)

PROTECTION ONE, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

743663403

(CUSIP Number of Class of Securities)

J. Eric Griffin

Vice President, General Counsel and Secretary

1035 N. 3rd Street

Lawrence, Kansas 66044

(785) 856-5500

(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

R. Scott Falk, P.C.

Roger D. Rhoten

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements Items 2, 3, 4, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on May 3, 2010, by Protection One, Inc., a Delaware corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Protection Acquisition Sub, Inc., a Delaware corporation and indirect, wholly owned subsidiary of Protection Holdings, LLC, a Delaware limited liability company, to purchase all of Protection One, Inc.’s outstanding Shares for $15.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Protection Acquisition Sub, Inc.’s Offer to Purchase dated May 3, 2010, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph under the heading “Tender Offer” with the following paragraph:

“The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 26, 2010, among Parent, Acquisition Sub and the Company (as amended or supplemented, the “Merger Agreement”). The parties entered into Amendment No. 1 to Agreement and Plan of Merger on May 21, 2010 (“Merger Agreement Amendment No. 1”). The Merger Agreement provides, among other things, that after consummation of the Tender Offer, Acquisition Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and an indirect wholly-owned subsidiary of Parent (“Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares owned by Parent, Acquisition Sub, the Company and its subsidiaries and Shares with respect to which dissenters rights are properly demanded and perfected) will be converted into the right to receive the Offer Price. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference, and a copy of Merger Agreement Amendment No. 1 is filed as Exhibit (e)(8) to this Amendment No. 3 and is incorporated herein by reference.”

Item 3.	Past Contracts, Transactions, Negotiations and Agreements

Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as new second and third paragraphs under the heading “Arrangements with Principal Stockholders”:

“Quadrangle and Monarch each have designees on the Board of Directors, and the Board (including directors designated by Quadrangle and Monarch) determined on November 25, 2009 that it would be advisable to explore various strategic alternatives for the Company. Quadrangle and Monarch each believed that exploring such strategic alternatives at that time would be prudent and could potentially result in an ability to achieve a value for the Shares that was more reflective of the fair value of the Shares than the November 25, 2009 closing Share price of $6.50 per Share. On January 20, 2010, the Company publicly announced that management and the Board had begun a process to explore and evaluate strategic alternatives. At the completion of this process, the Board of Directors unanimously determined on April 25, 2010 that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of Protection One and the Shareholders, and the Board unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Following the Board of Directors’ approval and in light of the auction process leading up to the Merger Agreement, the recommendation of the Board, the significant premium of the Offer Price to the trading price of the Shares (particularly as compared to the Share price prior to the public announcement of the Company’s exploration of strategic alternatives in January 2010) and the fact that the transaction was structured in a manner requiring Quadrangle and Monarch to enter into the Tender and Support Agreements described below, Quadrangle and

Monarch determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable, and entered into the Tender and Support Agreements described below.

In assessing the premium represented by the Offer Price, stockholders should consider that the majority ownership of the Company’s stock by Quadrangle and Monarch and the limited liquidity of the market for the Company’s stock may have affected the stock’s market price.”

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first sentence of the seventh paragraph under the heading “Background of the Offer; Reasons for Recommendation - Background of the Offer” with the following sentence:

“Beginning on January 20, 2010 and continuing through February 19, 2010, J.P.Morgan contacted 134 potential corporate and financial buyers for Protection One soliciting cash-only bids for the Company.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the tenth paragraph under the heading “Background of the Offer; Reasons for Recommendation - Background of the Offer” with the following paragraph:

“On February 25, 2010, the Transactions Committee met with representatives of J.P.Morgan to review and assess the preliminary indications of interest. Based on the value ranges and other proposed terms of a transaction included in each of the various indications of interest, the Transactions Committee determined to permit 9 of the 18 potential buyers to proceed in the process (2 corporate buyers and 7 financial sponsors). The proposals from these 9 parties included offer prices that ranged from $9.50 per share to $15.22 per share. While there was a financial sponsor that submitted a preliminary offer range of up to $17.25 per share, that party was not invited to proceed in the process because (i) in its preliminary indication of interest, it acknowledged that it did not have the financial capacity to finance a purchase of the Company on its own and would need to partner with another financial sponsor and (ii) all three of the possible partners it named in its preliminary indication of interest had already been solicited by J.P.Morgan and had either bid at the very low end of the range of preliminary offers received or declined to bid at all. Accordingly, the Transactions Committee concluded that this party did not have the financial capacity to make a meaningful second-round proposal or complete a transaction. The Transactions Committee also considered whether J.P.Morgan’s affiliate, J.P. Morgan Chase Bank, N.A., should be permitted to arrange debt financing and provide specific financing guidance for an acquisition by any of the 9 selected bidders. In November 2009, the Company completed a refinancing of its senior credit agreement first discussed by the Board in July 2009. The refinancing had been determined by management and the Board to be advisable in order to provide additional financial flexibility and more assured liquidity in light of the state of the credit markets and the global economic downturn. The November 2009 refinancing, which was undertaken prior to the commencement of the Board’s exploration of strategic alternatives and not in connection with the Offer and the Merger or any other similar transaction (including any acquisition proposal previously received from GTCR), extended the maturity date of the Company’s senior secured credit facility and increased the size of the facility. The refinancing had no effect on the Term Loan in which Quadrangle and Monarch participate as lenders. The Transactions Committee took into account the fact that J.P.Morgan and its affiliates were retained by the Company to play a leading role in the November 2009 refinancing and therefore had recent familiarity with the Company’s business and confidence that it could again lead a successful financing. The Transactions Committee concluded that allowing J.P.Morgan to provide acquisition financing would facilitate a transaction and therefore be in the best interests of the Company and its Shareholders, while recognizing that if a J.P.Morgan affiliate acted as a lender to the buyer of Protection One, the Company would engage a different investment bank to provide an independent fairness opinion to the Board of Directors regarding the price to be paid in the transaction. Accordingly, the Transactions Committee authorized J.P.Morgan and its affiliates to provide financing to any bidder that so requested, and J.P.Morgan subsequently assumed a leading role in GTCR’s debt financing in respect of the Offer and the Merger and has committed to provide GTCR with 60% of a $390 million senior secured term loan and a $25 million revolving loan, with Barclays Bank PLC committed to providing the remaining 40% of such senior secured term loan and revolving loan.”

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence as a new final sentence of the twenty-fifth paragraph under the heading “Background of the Offer; Reasons for Recommendation - Background of the Offer”:

“Both the Transactions Committee and the Board of Directors were aware of, and took into account in making their final recommendations and approvals of the Merger Agreement and the transactions contemplated thereby, the conflicts and potential conflicts of interest described in Lazard’s fairness opinion and concluded that such conflicts and potential conflicts were not material and did not impair Lazard’s independence in any material respect.”

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second and third paragraphs under the heading “Appraisal Rights” with the following paragraphs:

“Shareholders will not have appraisal rights in connection with the tender of Shares into the Offer. However, Shareholders may have the right, pursuant to the provisions of Section 262 of the DGCL, to demand appraisal of their Shares at such time as the Merger is consummated. Shareholders immediately prior to the effective time of the Merger who (i) do not vote in favor of the Merger (or consent thereto in writing) if such vote or consent is required, and (ii) perfect their appraisal rights by complying with the procedures set forth in Section 262 of the DGCL, will be entitled, under Section 262 of the DGCL, to file a petition demanding a judicial determination of the “fair value” of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery. The Company, Parent and Acquisition Sub have agreed that, if the Merger becomes effective without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL, Shareholders entitled to appraisal rights may demand those rights, in accordance with Section 262(d)(2) of the DGCL, within 30 days after the later of the Effective Time or the date of the mailing of the notice of appraisal rights required pursuant to Section 262(d)(2) of the DGCL (rather than the twenty days from the date of the notice provided by the DGCL). Following such determination, the dissenting Shareholder will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting Shareholders will be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share paid in the Offer or the Merger.

Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide a notice of appraisal rights and additional information to the Shareholders concerning their appraisal rights and the procedures to be followed in order to perfect those appraisal rights at least 30 days before any action has to be taken in connection with such rights.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentences to the end of the final paragraph under the heading “Appraisal Rights”:

“The Company, Parent and Acquisition Sub have agreed that, if the Merger becomes effective without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL, Shareholders entitled to appraisal rights may demand those rights, in accordance with Section 262(d)(2) of the DGCL, within 30 days after the later of the Effective Time or the date of the mailing of the notice of appraisal rights required pursuant to Section 262(d)(2) of the DGCL (rather than the twenty days from the date of the notice provided by the DGCL). For the avoidance of doubt, the Company, Parent and Acquisition Sub have acknowledged and agreed that, in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, any Shares issued upon the exercise of the Top-Up Option (the “Top-Up Option Shares”) or the Notes (as defined below).”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph under the heading “Top-Up Option” with the following paragraph:

“Acquisition Sub, which will be the owner of the Shares acquired in the Offer and the Top-Up Option Shares as of the Effective Time, may pay the Company the aggregate price required to be paid for the Top-Up Option Shares by delivery of one or more unsecured, non-negotiable and non-transferable promissory notes, bearing interest at 10% per annum, compounded monthly, with principal and interest due one year after the purchase of the Top-Up Option Shares, prepayable in whole or in part without premium or penalty (the “Notes”). The Board did not value the Notes, and did not request Lazard to, and Lazard did not, value the Notes.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the second paragraph under the heading “Top-Up Option”:

“The Top-Up Option would enable Acquisition Sub to increase its ownership of the Company’s outstanding stock from approximately 70% (assuming only the shares of Quadrangle and Monarch are tendered into the Offer, and assuming no other changes in the total shares outstanding prior to the completion of the Offer) to over 90%. The Company currently has approximately 120 million authorized but unissued Shares that are available for issuance upon the exercise of the Top-Up Option. If only Quadrangle and Monarch tendered their shares in the Offer, and assuming no other significant changes in the Company’s outstanding share capital prior to the exercise of the Top-Up Option, then it is expected that approximately 52 million Shares would be issued upon the exercise of the Top-Up Option.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph as a new final paragraph under the heading “Financial Projections”:

“In addition, Lazard included in its presentation to the Board on April 23, 2010 its calculation of projected unlevered free cash flow. Such information is set forth below, and is subject to all of the same limitations, qualifications and disclaimers (with references to Lazard deemed to be inserted along with the Company, Acquisition Sub or Parent, as applicable) as described above with respect to the Company’s financial projections.

	(in millions)
	2010	2011	2012	2013	2014
Unlevered Free Cash Flow	$52	$54	$55	$60	$65”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the end of the second paragraph under the heading “Opinion of the Company’s Financial Advisor, Lazard Frères & Co. LLC”:

“The Board did not request Lazard to, and Lazard’s opinion and analysis did not, consider the effects of the Top-Up Option, the Notes or the Top-Up Option Shares.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph under the heading “Opinion of the Company’s Financial Advisor, Lazard Frères & Co. LLC - Financial Analyses - Discounted Cash Flow Analysis” with the following paragraph:

“Based on Protection One forecasts provided to Lazard by Protection One’s management (which were the same forecasts provided by Protection One to the bidders in the auction process), Lazard performed a discounted cash flow analysis of the Company based on the present value of forecasted unlevered free cash flows for fiscal years ending December 31, 2010 through 2014. Lazard discounted to present value the unlevered free cash flows using discount rates reflecting the estimated weighted average cost of capital based on industry comparables and ranging from 9.0% to 10.0% and a perpetuity growth rate of 1.5% to 2.5%. To determine the weighted average cost of capital, based on industry practice and in Lazard’s professional judgment, Lazard reviewed betas obtained through Barra of selected publicly traded diversified security companies, with a median levered beta of 0.85, which was compared to the Protection One levered beta of 0.87, also obtained through Barra. The companies selected were Brinks Company, G4S plc, Garda World Security Corporation, Niscayah Group AB, Prosegur Compania de Seguridad SA, Securitas AB and Tyco International, Ltd. Based upon the foregoing, Lazard calculated an implied enterprise value reference range for Protection One, resulting in a range of implied equity value per Share prices from $10.76 to $17.63. Lazard also calculated an implied terminal value multiple for the industry metric recurring monthly revenue, or RMR, of 25x to 33x.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the number “15” in the second paragraph under the heading “Opinion of the Company’s Financial Advisor, Lazard Frères & Co. LLC - Financial Analyses - Precedent Transactions Analysis” with the number “16.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table of precedent transactions included immediately following the third paragraph under the heading “Opinion of the Company’s Financial Advisor, Lazard Frères & Co. LLC - Financial Analyses - Precedent Transactions Analysis” with the following table:

“Date Announced	Acquiror	Target

January 2010	Tyco International, Ltd.	Brink’s Home Security Holdings Inc.

November 2009	United Technologies Corporation	GE Security, Inc.

September 2009	Golden Gate Capital	Devcon International Corporation

June 2008	The Stanley Works	Sonitrol Corporation

April 2008	ADT Security Services, Inc.	FirstService Security

November 2007	ESML Intressenter AB	Securitas Direct AB

March 2007	United Technologies Corporation	Initial Electronic Security Group

December 2006	Protection One, Inc.	Integrated Alarm Services Group, Inc.

December 2006	The Stanley Works	HSM Electronic Protection Services, Inc.

January 2006	Koninklijke Philips Electronics N.V.	Lifeline Systems, Inc.

November 2005	Devcon International Corporation	Guardian International, Inc.

June 2005	Union Energy LP	Protectron Inc.

January 2005	Devcon International Corporation	Starpoint Limited

October 2004	Integrated Alarm Services Group, Inc.	National Alarm Computer Center, Inc.

December 2003	Quadrangle Capital Partners LP	Protection One, Inc.

November 2003	Integrated Alarm Services Group, Inc.	Lane Security Inc.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following sentence to the end of the final paragraph under the heading “Opinion of the Company’s Financial Advisor, Lazard Frères & Co. LLC - Financial Analyses - Precedent Transactions Analysis”:

“Lazard noted that the LTM RMR multiple in the Brinks Home Security transaction was 42x, which is the high end of its reference range.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the table of benchmark multiples included immediately following the fourth paragraph under the heading “Opinion of the Company’s Financial Advisor, Lazard Frères & Co. LLC - Other Analyses and Reviews - Selected Public Company Benchmark Analysis” with the following table:

	“Total Enterprise Value/ EBITDA 2010E	Total Enterprise Value/ EBITDA 2011E
Mean	7.1x	6.6x
Median	7.6x	7.1x”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph under the heading “Opinion of the Company’s Financial Advisor, Lazard Frères & Co. LLC - Other Analyses and Reviews - 52-Week High/Low” with the following paragraph:

“Lazard reviewed Share price data for the 52-week period ended January 19, 2010, the last trading day prior to Protection One’s strategic alternatives announcement. Lazard observed that, during this period, the intra-day Share price ranged from $0.83 per Share to $7.37 per Share, and the closing Share price ranged from $1.20 per Share to $7.10 per Share, each as compared to the Offer Price of $15.50 per Share.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraphs as the final paragraphs under the heading “Litigation”:

“The three litigation actions described above shall collectively be referred to in this Schedule 14D-9 as the “Actions.” In an effort to minimize the cost and expense of litigation arising in connection with the Actions, on May 21, 2010, the defendants in the Actions (collectively, the “Defendants”) entered into a Memorandum of Understanding with the plaintiffs in such Actions (the “MOU”) for the settlement of all claims asserted in the Actions.

The MOU provides, among other things, that: (i) the Company will amend the Schedule 14D-9 and Acquisition Sub will amend the Offer to Purchase to provide enhanced disclosure in form and substance similar to the disclosure recommendations set forth in an exhibit to the MOU, (ii) the amount of time within which stockholders of the Company may seek appraisal will be extended until 30 days after the later of the Effective Time or the mailing of the notice of appraisal rights, (iii) the Top-Up Option, all Top-Up Option Shares and the Notes will not be considered in any appraisal action, (iv) the Notes will be payable by Acquisition Sub and will bear 10% interest, compounded monthly, (v) subject to completion of the Offer and the Merger and final court approval of the settlement contemplated by the MOU (including a complete release of the released parties in the MOU), the surviving corporation will pay an aggregate amount of $3,250,000, to be distributed on a pro rata basis to holders of the Shares (other than the Defendants and their affiliates) as of the close of business on the day before the expiration of the Offer, (vi) the Defendants and the plaintiffs will agree upon and execute a stipulation of settlement (the “Stipulation”), which will replace the MOU, and will submit the Stipulation to the appropriate courts for review, (vii) the Stipulation will include a general release of all claims against the Defendants and others, and will include the Defendants’ denial that they have committed or aided and abetted in the commission of any unlawful or wrongful acts alleged in the Actions and express assertion that they have diligently and scrupulously complied with any fiduciary duties and other legal duties and (viii) the MOU and the Stipulation will be conditioned upon class certification and final approval by the appropriate court or courts. In addition, in connection with the settlement, and subject to court approval, the Company or its insurer will pay to plaintiffs’ counsel for their fees and expenses an amount not to exceed (i) $1.4 million in connection with the Delaware actions, and (ii) $900,000 in connection with the Kansas action. These payments will not affect the amount of consideration to be paid to stockholders of the Company in connection with the Offer or the Merger. Furthermore, any payment is also conditioned on the Offer and the Merger being consummated so the Company’s stockholders will not indirectly bear such payment. The foregoing summary of the material terms of the MOU is qualified in its entirety by reference to the MOU, which is filed as Exhibit (a)(13) hereto and incorporated in this Amendment No. 3 by reference.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(13)	Memorandum of Understanding, dated as of May 21, 2010

(e)(8)	Amendment No. 1 to Agreement and Plan of Merger, dated as of May 21, 2010, among Protection Holdings, LLC, Protection Acquisition Sub, Inc. and the Company

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PROTECTION ONE, INC.

By:	/S/ RICHARD GINSBURG
Name:	Richard Ginsburg
Title:	President and Chief Executive Officer

Dated: May 21, 2010